Exhibit 99.1

News Release

March 4, 2021

Turquoise Hill Announces Management Change

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) announced today that Mr. Ulf Quellmann has resigned as the Company’s Chief Executive Officer effective March 3, 2021, the Board of Directors of the Company (the “Board”) and Mr. Quellmann having agreed that it would not be in the best interests of the Company for Mr. Quellmann to continue in this position.

We thank Mr. Quellmann for his service to Turquoise Hill and the advancements he has made in bringing the Company closer to a financing plan for the Oyu Tolgoi project. Prior to Mr. Quellmann’s resignation, members of the Board’s special committee of independent directors (the “Special Committee”) had several conversations with Mr. Quellmann regarding his tenure as CEO and his ability to continue leading negotiations with Rio Tinto. In these conversations the Special Committee discussed views received from Rio Tinto on the leadership of the Company, including Rio Tinto’s view that new leadership at Turquoise Hill was necessary to advance work on matters of mutual interest and importance to the project. Though Rio Tinto acknowledged that the appointment and termination of the CEO and other officers at Turquoise Hill are matters within the authority of the Board, it advised that, as the majority shareholder, Rio Tinto would not vote in favour of Mr. Quellmann’s election as a director at the Company’s upcoming annual and general meeting of shareholders in May 2021 if he were to be nominated.

Following the discussions held with Mr. Quellmann, the Board and Mr. Quellmann determined that it was in the best interests of the Company that Mr. Quellmann resign his positions as CEO and as a director of the Company.

The Board, on the recommendation of the Special Committee, has appointed Steeve Thibeault as Interim Chief Executive Officer. Mr. Thibeault served as the Company’s Chief Financial Officer between June 2014 and April 2017. Since April 2017, Mr. Thibeault has had no affiliation with either Turquoise Hill or Rio Tinto. Mr. Thibeault led the negotiations of the funding agreements for Turquoise Hill that the Company entered into with Rio Tinto in 2015. The Special Committee is confident that Mr. Thibeault is well positioned to immediately assume leadership of negotiations with Rio Tinto, progress the OT funding plan and oversee day-to-day operations of the Company while the Board engages in a process to identify a permanent Chief Executive Officer.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
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The Special Committee remains committed to ensuring that negotiations with Rio Tinto continue under its supervision with a view to arriving at a funding plan that is in the best interests of the Company.

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the definitive estimate and the potential termination, amendment or replacement of the Oyu Tolgoi Underground Mine Development and Financing Plan (the “Underground Plan”); the willingness and ability of the parties to the Underground Plan to amend or replace the Underground Plan; the arbitration proceedings initiated with respect to certain agreements with Rio Tinto International Holdings Limited (“RTIHL”) and a related party (including any related interim relief), including the potential benefits, impact, timing and outcome thereof (including of any related interim relief); the expectations set out in the 2020 Oyu Tolgoi Technical Report (“OTTR20”); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company; liquidity, funding sources, funding requirements and planning and the status and nature of the Company’s ongoing discussions with Rio Tinto plc and its subsidiaries (“Rio Tinto”) with respect to future funding plans and requirements (including as contemplated by the Memorandum of Understanding dated September 9, 2020 (the “MoU”)); the amount of any funding gap to complete the Oyu Tolgoi underground project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Company’s ability to raise supplemental senior debt; the Company’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Company’s and

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
	H3B 3P2		2

Rio Tinto’s understanding regarding the scope and timing for an equity offering by the Company to address any remaining funding gap; the Company’s intention to prioritise funding by way of debt and/or hybrid financing over equity funding; the Company’s expectation of the anticipated funding gap; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19 on the Company’s business, operations and financial condition; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1; sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status and nature of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Underground Plan to amend or replace the Underground Plan; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the status and nature of the Company’s ongoing discussions with Rio Tinto with respect to future funding plans and requirements (including as contemplated by the MoU) as well as the commencement and conclusion of the arbitration proceedings initiated with respect to certain agreements with RTIHL and a related party (including any related interim relief), including the potential benefits, impact, timing and outcome thereof (including of any related interim relief).

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the arbitration proceedings initiated with respect to certain agreements with RTIHL and a related party, including any related interim relief; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises, strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi as well as the status and nature of the Company’s ongoing discussions with Rio Tinto with respect to future funding plans and requirements (including as contemplated by the MoU) as well as the commencement and conclusion of the arbitration proceedings initiated with respect to certain

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
	H3B 3P2		3

agreements with RTIHL and a related party (including any related interim relief), including the potential benefits, impact, timing and outcome thereof (including of any related interim relief); the status and nature of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Underground Plan to amend or replace the Underground Plan; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual information form for the year ended December 31, 2019 (“AIF”), as supplemented by the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2020 (the “MD&A”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
	H3B 3P2		4